Filed by Global Partner Acquisition Corp II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Global Partner Acquisition Corp II

Commission File No. 001-39875

STARDUST POWER™

GLOBAL PARTNER ACQUISITION CORP II


3
Li
6.94

Enabling energy independence with the production of battery grade lithium and to help America's leadership.

Stardust Power Inc. is a development stage American manufacturer of battery grade lithium products, designed to supply the electric vehicle (EV) industry and helping to secure America's leadership in the energy transition. Stardust Power is developing a strategically located central lithium refinery in Greater Tulsa, Oklahoma capable of producing 50,000 metric tonnes per annum of battery-grade lithium.

Entity	Stardust Power Inc.
Exchange	Nasdaq
Ticker	SDST
Business Partner	GPAC II (Nasdaq: GPAC; GPACW; GPACU)
Transaction Value	Approx. $450 million (exclusive of 5 million earnout shares)
Pro Forma Enterprise Value	Pro Forma implied enterprise value of the combined company of $490 million

Strategy

"Stardust Power aims to solve one of the largest challenges of the energy transition – reliable access to the critical minerals that will make the transition a reality. Refined lithium is the key component in the lithium-ion batteries which make the proliferation of EVs, and decarbonization of transportation, possible. Domestic production of battery-grade lithium is also a crucial factor to American national security and leadership in the energy transition, which Stardust Power is working to address."

– Roshan Pujari, CEO of Stardust Power

Stardust's strategy is to become a leading producer of battery grade lithium products in the U.S. The Company believes that designing a large central refinery optimized for multiple inputs of brine lithium feedstock provides an opportunity to scale production rather than the dependence on single assets.

Business Combination

Stardust Power and Global Partner Acquisition Corp. II have entered into a definitive agreement for a business combination that would result in Stardust Power becoming a publicly listed company on Nasdaq under the new ticker symbol "SDST."

GPAC II offers its merger partner long-term value creation with proven track record and a value-added sponsor and executive team with operational and transaction expertise. GPAC II is led by executives of Antarctica Capital, an international investment firm headquartered in New York with assets under management of approximately $1.5 billion as of December 31, 2022. Antarctica Capital is dedicated to investments in private markets and real assets and the establishment of long-term capital vehicles to leverage this investment focus. Antarctica Capital's investment approach has an inherent focus on sustainability and providing more than capital to develop companies.

Key Investment Highlights

One of the Largest US Lithium Refineries

- Constructing one of the largest lithium refineries in the U.S.
- Annual battery-grade lithium capacity of up to 50,000 metric tonnes.

U.S. Energy Independence & Incentives

- Supported by State of Oklahoma and municipal incentives.
- Intent to seek DOE and DOD grant and loan program incentives.

Sustainable Processes

- Access to renewable wind and solar power sources in Oklahoma.
- Engineered for zero liquid discharge.

Geographic Advantage

- Centrally located near battery manufacturers.
- Access to diverse brine resources with minimal permitting.
- Proximity to railroads, waterways, and major highways.
- Located in an energy-centric and business-friendly state (Oklahoma).

Phased Approach for Risk Mitigation

- Construction planned in 2 phases to reduce project and financing risk.
- Established and proven technology with strategic partners.

Paths to Vertical Integration

- Formal discussions underway with multiple parties for feedstock through partnerships or acquisitions.

Transaction Highlights

Deal Structure
- The Stardust Power existing shareholders will roll 100% of their equity and will own a pro forma equity ownership of 76.9% at close
- The GPAC sponsor will retain 3.0M promote shares at close
- The transaction is expected to be completed during the first half of 2024

Valuation
- Transaction implies $490M pro forma enterprise value
  - Additional 5M share price based earnout aligns Stardust Power shareholders
  - Implied pre-money market capitalization of $450M

Financing
- Transaction expected to provide gross proceeds of up to ~$105M to Stardust Power
  - While supplemental financing is not a condition of closing, the parties intend to work collaboratively to establish a PIPE or similar supplemental financing instrument

Sources and Uses ($M)

Sources		Uses	
Stardust Power Rollover	$450	Equity to Stardust Power	$450
Cash in Trust	5	Cash to balance sheet	95
PIPE	100	Transaction expense	10
Total	**$555**	**Total**	**$555**

Pro Forma Valuation ($M, except per share value)

PF Shares Outstanding (M)	58.5
Share Price ($)	$10.00
PF Equity Value ($M)	**$585**
(+) PF Debt ($M)	$0.0
(-) PF Cash ($M)	(95)
PF Enterprise Value ($M)	**$490**

Assumptions:
1. No cash and no debt on balance sheet prior to transaction.
2. 58.5 pro forma shares outstanding at $10.00 per common share.
3. The GPAC sponsor will forfeit 3.5M promote shares, and place 1.0M sponsor shares in a price based earnout.
4. Assumes $5M of cash in trust. Excludes interest earned in the trust.
5. All charts and tables exclude warrants held by shareholders. All warrants have a strike price of $11.50 per common share

Pro Forma Ownership (Shares M)

		Shares	% Own.
1	Stardust Rollover Equity	45.0	76.9%
2	SPAC Shareholders	0.5	0.9%
3	SPAC Sponsor	3.0	5.1%
4	PIPE	10.0	17.1%


Pro Forma Ownership
1
2
3
4

Stardust Power Management Team



Roshan Pujari
Co-Founder, CEO



Pablo Cortegoso
Co-Founder, CTO



John Riesenberg
Managing Director

Advisors

- Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC ("CCM"), served as exclusive financial advisor and lead capital markets advisor to Stardust Power.
- Norton Rose Fulbright and Kirkland & Ellis LLP served as legal counsel to Stardust Power and GPAC II, respectively.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, GPAC II’s and Stardust Power’s ability to consummate the transaction, the benefits of the transaction, GPAC II’s and Stardust Power’s future financial performance following the transaction, as well as GPAC II’s and Stardust Power’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on GPAC II’s and Stardust Power’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. GPAC II and Stardust Power caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of GPAC II and Stardust Power. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAC securities; (ii) the risk that the proposed business combination may not be completed by GPAC II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GPAC II; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GPAC II’s shareholders and Stardust Power’s stockholders, the satisfaction of the minimum trust account amount following redemptions by GPAC II’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Stardust Power’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Stardust and potential difficulties in Stardust Power’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against GPAC II or Stardust Power related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (viii) the ability to maintain the listing of GPAC II’s securities on the Nasdaq; (ix) the price of GPACII ’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Stardust Power plans to operate, variations in performance across competitors, changes in laws and regulations affecting Stardust Power’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the global COVID-19 pandemic and (xii) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GPAC II’s prospectus relating to its initial Public Offering (File No. 333-351558) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 and other documents filed, or to be filed with the SEC by GPAC II, including GPAC II’s periodic filings with the SEC, including GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and any subsequently filed Quarterly Report on Form 10-Q. GPAC II’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither GPAC II nor Stardust Power presently know or that GPAC II or Stardust Power currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in GPAC II’s proxy statement contained in the registration statement on Form S-4 (the “Registration Statement”), including those under “Risk Factors” therein, and other documents filed by GPAC II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GPAC II and Stardust Power assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GPAC II nor Stardust Power gives any assurance that either GPAC II or Stardust Power will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, GPAC II will file a Registration Statement with the SEC that will include a preliminary prospectus with respect to GPAC II’s securities to be issued in connection with the proposed transactions and a preliminary proxy statement with respect to the shareholder meeting of GPAC II to vote on the proposed transactions (the “proxy statement/prospectus”). GPAC II may also file other documents regarding the proposed business combination with the SEC. The proxy statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at an extraordinary general meeting of GPAC’s shareholders to be held to approve the proposed business combination and other matters and may contain information that an investor may consider important in making a decision regarding an investment in GPAC’s securities. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF GPAC II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GPAC II, STARDUST POWER AND THE PROPOSED BUSINESS COMBINATION. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of GPAC II as of a record date to be established for voting on the proposed transaction. Once available, shareholders of GPAC II will also be able to obtain free copies of the Registration Statement, including the proxy statement/prospectus, and other documents containing important information about GPAC II and Stardust Power once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov or by directing a request to Global Partner Acquisition Corp II, 7 Rye Ridge Plaza, Suite 350, Rye Brook, New York 10573, attention: Global Partner Sponsor II LLC.

Participants in the Solicitation

GPAC II, Stardust Power and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GPAC II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers of GPAC II and a description of their interests in GPAC II is set forth in GPAC II’s filings with the SEC (including GPAC II’s prospectus relating to its initial public offering (File No. 333-251558) declared effective by the SEC on January 11, 2021, GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and subsequent filings on Form 10-Q and Form 4). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 7 Rye Ridge Plaza, Suite 350, Rye Brook, New York 10573, attention: Global Partner Sponsor II LLC. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPAC II, Stardust Power or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.